                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   Form 11-K


              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                      or

            [_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                       Commission file number 000-24737


                 CROWN CASTLE INTERNATIONAL CORP. 401(K) PLAN


               (Full title of the Plan and address of the Plan, if different from that of the issuer named below)


                       CROWN CASTLE INTERNATIONAL CORP.
               -------------------------------------------------

                         510 Bering Drive, Suite 500
                           Houston, Texas 77057-1457
               -------------------------------------------------


            (Name of issuer of the securities held pursuant to the
              plan and the address of principal executive office)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(K) PLAN

                               TABLE OF CONTENTS


                                                                  PAGE REFERENCE
INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS

     Statements of Net Assets Available
          for Plan Benefits as of December 31, 2000 and 1999              2

     Statements of Changes in Net Assets Available
          for Plan Benefits for the year ended December 31, 2000,
          and the period from May 1, 1999 (date of inception),
          to December 31, 1999                                            3

     Notes to Financial Statements                                        4

SCHEDULES

  1.   Assets Held for Investment Purposes (at the End of the Plan
          Period)                                                        10

  2.   Schedule of Nonexempt Transactions                                11

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
       Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

SIGNATURE                                                                12

EXHIBIT                                                                  13

     23.1   Consent of KPMG LLP, Independent Auditors


                          INDEPENDENT AUDITORS' REPORT


To the Plan Administrator for the
 Crown Castle International Corp.
 401(k) Plan:


We have audited the accompanying statements of net assets available for Plan benefits of the Crown Castle International Corp. 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2000, and the period from May 1, 1999 (date of inception), to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for the year ended December 31, 2000, and the period from May 1, 1999 (date of inception), to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of formulating an opinion on the financial statements taken as a whole. The accompanying supplementary schedules of assets held for investment purposes and nonexempt transactions as of December 31, 2000, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ KPMG LLP


Pittsburgh, Pennsylvania
June 18, 2001

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999

                                ASSETS                                   2000                  1999
                                                                   ---------------       ----------------
Interest-bearing cash                                              $      17,405         $        8,824
Investments (note 3):
    Registered investment companies                                    7,981,272              6,519,053
    Common stock                                                         602,959                242,337
    Participant loans                                                    182,142                156,974
                                                                   ---------------       ----------------

                  Net assets                                           8,783,778              6,927,188
Receivables:
    Interest                                                                 666                     --
    Participant contributions                                            105,629                 54,813
    Sponsor contributions                                                805,821                319,807
                                                                   ---------------       ----------------
                  Total receivables                                      912,116                374,620
                                                                   ---------------       ----------------
                  Net assets available for plan benefits           $   9,695,894         $    7,301,808
                                                                   ===============       ================

See accompanying notes to the financial statements.


                                       CROWN CASTLE INTERNATIONAL CORP.
                                                  401(K) PLAN
                        Statements of Changes in Net Assets Available for Plan Benefits

                     For the Year Ended December 31, 2000, and the Period From May 1, 1999
                                   (Date of Inception), to December 31, 1999

                                                                                    2000                   1999
                                                                               ---------------        ---------------
Additions:
  Additions to net assets attributed to:
    Investment income:
      Net realized gain (loss) and unrealized appreciation
        (depreciation) on investments (note 3)                                 $   (1,998,034)        $   1,066,202
      Dividends and interest                                                          523,661               294,552
      Other income                                                                         --                 3,059

    Contributions:
      Participant                                                                   2,425,172             1,127,428
      Sponsor                                                                       1,579,071               666,557
      Rollovers                                                                       592,656             1,351,805
                                                                               ---------------        ---------------

              Total additions                                                       3,122,526             4,509,603
Deductions:
  Deductions from net assets attributed to:
    Benefits paid to participants                                                     723,440               525,231
    Other expenses                                                                      5,000                 1,250
                                                                               ---------------        ---------------
              Total deductions                                                        728,440               526,481
                                                                               ---------------        ---------------
              Net increase prior to fund transfers                                  2,394,086             3,983,122

Transfers in from prior plans (note 1)                                                    --              3,318,686
                                                                               ---------------        ---------------
               Net increase                                                         2,394,086             7,301,808

Net assets available for benefits:
  Beginning of period                                                              7,301,808                     --
                                                                               ---------------        ---------------
  End of period                                                                $   9,695,894          $   7,301,808
                                                                               ===============        ===============

See accompanying notes to financial statements.

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999



(1)  PLAN DESCRIPTION

     The following description of the Crown Castle International Corp. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for more complete information.

     (a)  GENERAL

          The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (the Company). The Plan was adopted by the Board of Directors of the Company on March 4, 1999. PNC Bank, N.A. is the trustee of the Plan, and serves as both the custodian and the recordkeeper. The Plan was established on May 1, 1999. Two preexisting plans, Crown Employee 401(k) Retirement Plan and the TEA Group Incorporated Profit Sharing & Retirement Plan were terminated as of April 30, 1999. Participants' investment account balances of the pre-existing plans were transferred to the Plan in May 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by a plan administrator appointed by the Company.

     (b)  CONTRIBUTIONS

          Eligible employees (participants) may elect to contribute from 1% to 15% of their biweekly compensation as a salary reduction contribution on a before-tax basis. These salary reduction contributions are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds and Crown Castle International Corp. Common Stock. The Company matches and contributes 100% of the first 3% of compensation that a participant contributes to the Plan. Additional discretionary amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

     (c)  PARTICIPANT ACCOUNTS

          Participant accounts are maintained at fair market value. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  VESTING

          Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

     (e)  PARTICIPANT LOANS

                                       4                             (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999



          Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of vested balance or $50,000, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of prime + 1%. All loans are subject to specific repayment terms and must be repaid within a five-year period. Each participant is granted one loan at a time.

     (f)  PAYMENT OF BENEFITS

          Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the plan.

     (g)  FORFEITURES

          Company contributions and earnings thereon that have not become vested, and have been forfeited by the withdrawal of participants' savings in accordance with the applicable provisions of the Plan, are applied against administrative expenses of the Plan. Excess forfeitures are applied to reduce the Company's contributions required under the Plan. Amounts forfeited were $139,562 in 2000.

     (h)  TERMINATION OF PLAN

          In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF FINANCIAL STATEMENTS

          The accompanying financial statements have been prepared on the accrual basis. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

     (b)  INVESTMENT INCOME

                                       5                             (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999



          Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

     (c)  INVESTMENTS

          Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

          Investment transactions are accounted for on a trade-date basis.

          In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

     (d)  CONTRIBUTIONS

          Participant contributions are recorded on a biweekly basis as they are withheld from the participant's wages.

     (e)  DISTRIBUTIONS TO PARTICIPANTS

          Distributions to participants are recorded when applications for withdrawals are processed by the recordkeeper.

     (f)  EXPENSES

          The Company pays for all Plan administrative expenses.


(3)  INVESTMENT PROGRAMS

     PNC Bank, N.A. acts as custodian of the Plan assets. The funds listed below were the investment options for salary reduction contributions as of December 31, 2000 and 1999. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

     .  BlackRock Money Market Portfolio                .  American Century International Growth Fund
     .  Fidelity Advisor Government Investment Fund     .  American Century Equity Growth Fund
     .  Janus Flexible Income Fund                      .  INVESCO Blue Chip Growth Fund

                                       6                             (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999



     .  Scudder Balanced Fund                           .  Janus Growth & Income Fund
     .  Fidelity Advisor Growth & Income Fund           .  Janus Olympus Fund
     .  American Century Income & Growth Fund           .  Janus Twenty Fund
     .  Fidelity Advisor Growth Opportunities Fund      .  Fidelity Advisory Mid-Cap Fund
     .  Janus Worldwide Fund                            .  Crown Castle International Corp. Stock

The following presents investments that represent 5 percent or more of the Plan's assets:

                                                      December 31,  December 31,
                                                          2000         1999
                                                      -------------------------
     Fidelity Advisor Growth Opportunities Fund       $   529,410   $   545,834
     INVESCO Blue Chip Growth Fund                        982,974     1,097,498
     Janus Growth & Income Fund                           854,354       656,174
     Janus Olympus Fund                                 1,043,149       801,012
     Janus Twenty Fund                                  1,043,562       820,044
     Janus Worldwide Fund                                 637,147       466,176
     Crown Castle International Stock Fund                602,959       N/A
     Fidelity Advisor Mid Cap Fund                        587,204       N/A
     Scudder Balanced Fund                                N/A           382,230

   During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(1,998,034) and $1,066,202, respectively, as follows:

                                                  2000           1999
                                            ---------------  -------------

        Mutual funds                        $  (1,881,586)   $    976,284
        Common stock                             (116,448)         89,918
                                            ---------------  -------------

                                            $  (1,998,034)   $  1,066,202
                                            ===============  =============

(4)  NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                       7                             (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999




                                                       DECEMBER 31,
                                             -------------------------------
                                                 2000              1999
                                             -------------     -------------
    Net assets:
      Common stock                           $    602,959      $    232,159
                                             =============     =============


                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                   2000
                                                               -------------
    Changes in net assets:
      Contributions                                            $    512,274
      Net (depreciation) appreciation                              (116,447)
      Participant withdrawals                                       (20,031)
      Administrative expenses                                        (4,996)
                                                               -------------
                                                               $    370,800
                                                               =============

                                       8                             (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


(5)  FEDERAL INCOME TAXES

     The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferred arrangement and has requested a favorable determination letter from the Internal Revenue Service. The determination letter has not yet been received. However, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Plan and the Internal Revenue Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.


(6)  LOANS TO PARTICIPANTS

     Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot generally exceed the lesser of $50,000 or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the plan administrator, generally 1 percent above the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.


(7)  PROHIBITED TRANSACTION

     The Company experienced unintentional delays in submitting fiscal year 2000 employee contributions in the amount of $8,786. The company intends to reimburse the Plan for estimated lost interest of $666 caused by these late contributions.

                                                                                                                       SCHEDULE 1
                                                 CROWN CASTLE INTERNATIONAL CORP.
                                                            401(k) PLAN

                                                         EIN:  76-0470458
                                                         Plan Number:  001

                                Assets Held for Investment Purposes (at the End of the Plan Period)

                                                         December 31, 2000

           IDENTITY OF ISSUE, BORROWER,                                                                       CURRENT
              LESSOR OR SIMILAR PARTY                     DESCRIPTION OF INVESTMENT                            VALUE
         -------------------------------         --------------------------------------------            ------------------
         REGISTERED INVESTMENT COMPANIES

  *      BlackRock Funds                         BlackRock Money Market Portfolio                        $        480,789
         Fidelity Investments                    Fidelity Advisors Government Investment Fund                     100,685
         Janus Capital Corporation               Janus Flexible Income Fund                                       176,377
         Scudder Investor Services, Inc.         Scudder Balanced Fund                                            407,369
         Fidelity Investments                    Fidelity Advisor Growth & Income Fund                            383,123
         American Century Investments            American Century Income & Growth Fund                            356,558
         Fidelity Investments                    Fidelity Advisor Growth Opportunities Fund                       529,410
         Janus Capital Corporation               Janus Worldwide Fund                                             637,147
         American Century Investments            American Century International Growth Fund                       175,840
         American Century Investments            American Century Equity Growth Fund                              222,731
         INVESCO Funds                           INVESCO Blue Chip Growth Fund                                    982,974
         Janus Capital Corporation               Janus Growth & Income Fund                                       854,354
         Janus Capital Corporation               Janus Olympus Fund                                             1,043,149
         Janus Capital Corporation               Janus Twenty Fund                                              1,043,562
         Fidelity Investments                    Fidelity Advisor Mid-Cap Fund                                    587,204
                                                                                                         ------------------
                Total registered
                 investment companies                                                                           7,981,272
  *      Crown Castle International
           Corp.                                 Common Stock - Nonparticipant directed                           602,959
  *      Participants                            Participant loans with various rates of interest
                                                   from 8.75% to 9.5% and various maturity dates
                                                   through 2005                                                   182,142
                                                                                                         ------------------
                                                                                                         $      8,766,373
                                                                                                         ==================
*  Party-in-interest

See accompanying independent auditors' report.

                                                                                                                          SCHEDULE 2
                                                 CROWN CASTLE INTERNATIONAL CORP.
                                                            401(k) PLAN

                                                         EIN:  76-0470458
                                                         Plan Number:  001

                                                Schedule of Nonexempt Transactions

                                                         December 31, 2000


                                     RELATIONSHIP TO PLAN, EMPLOYER            DESCRIPTION OF TRANSACTION,               COST
   IDENTIFY OF PARTY INVOLVED          OR OTHER PARTY-IN-INTEREST               INCLUDING RATE OF INTEREST             OF ASSET
--------------------------------     ------------------------------      --------------------------------------      --------------
Crown Castle International Corp.    Plan Sponsor                         2000 employee contributions not
                                                                           deposited to Plan in a timely manner       $       8,786

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                CROWN CASTLE INTERNATIONAL CORP.
                                                            401(K) PLAN
                                                           (Name of Plan)




                                                By /s/ WESLEY D. CUNNINGHAM
                                                   -----------------------------
                                                   Wesley D. Cunningham
                                                   Senior Vice President,
                                                   Chief Accounting Officer
                                                   and Corporate Controller

Date: June 28, 2001